Exhibit 99.1

NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) - TSX
(PGH) - NYSE

PENGROWTH ANNOUNCES WEBCAST DETAILS FOR ITS 2010 ANALYST DAY PRESENTATION

(Calgary, November 2, 2010) /Marketwire/ - Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively, “Pengrowth”), is pleased to announce that Pengrowth will host a live webcast of its Analyst Day Presentation beginning at 8:00 A.M. Mountain Standard Time on Tuesday, November 9, 2010 during which  management will provide an update to Pengrowth’s Analyst community on its corporate strategy and development plans for 2011.  The live presentation and question and answer period is expected to last two hours.

A live webcast of the presentation will also be available to the general public. To participate in the webcast, participants may register by visiting http://www.gowebcasting.com/2065. The webcast will also be archived and available on Pengrowth’s website at www.pengrowth.com.

The webcast portion of the presentation will be listen-only, however listeners are encouraged to follow-up with Pengrowth’s investor relations department should they have additional questions.

About Pengrowth

Pengrowth Energy Trust is an oil and gas operating company, structured as a trust, with a focus on creating value with the drill bit by drilling operated, low cost, low risk, repeatable opportunities in the Western Canadian Sedimentary Basin. Pengrowth’s operations include production from a number of conventional and unconventional assets and is evenly balanced between liquids and natural gas. Future growth opportunities include the development of conventional oil and natural gas production, heavy oil, shale gas and coalbed methane as well as the addition of production through acquisition. Pengrowth has announced its plan to convert to a corporation as of December 31, 2010. Pengrowth's trust units currently trade on the Toronto Stock Exchange under the symbol PGF.UN and on the New York Stock Exchange under the symbol PGH.

PENGROWTH CORPORATION
Derek Evans
President and Chief Executive Officer

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889